Exhibit 99.1

Medicine Man Technologies Files its 2016 Annual Report and Issues Revenue Guidance for Q1 2017

Denver, Colorado – April 18, 2017 - Medicine Man Technologies Inc. (OTCQB: MDCL), one of the country’s leading cannabis branding and consulting companies announced that the Company has filed its 2016 Annual Report on Form 10-K for the year ended December 31, 2016, and is providing guidance related to its first quarter 2017 performance.

According to market research firm ArcView, the U.S. cannabis industry made $6.7 billion in sales in 2016. Today, 28 states and the District of Columbia have laws in place legalizing cannabis to some extent. With eight new states passing new measures for cannabis in the past year, industry activity is expected to increase significantly over the next few years. Medicine Man Technologies is actively working with prospective clients in many of these states noting the Company is optimistic that its new services and products will result in growth and expansion.

Financial Summary of Fiscal Year 2016

“In 2016, Medicine Man continued building a solid foundation for growth as new states adopt cannabis legislation. To prepare for the growing market, last year Medicine Man increased its investment in staffing, infrastructure, product and service lines, marketing and branding,” stated Andy Williams, CEO of Medicine Man Technologies. “We expect that this investment will position the Company to service prospective clients located in those states that adopted cannabis regulation in late 2016. Additionally, Medicine Man’s pending completion of the acquisition of Three-A-Light TM and Success Nutrients has already created new opportunities in states with existing regulation and with the home-grow cultivator.”

The Company reported the following results of operations in 2016:

•	Total revenue for FY 2016 was $631,456 in comparison to revenues in FY 2015 of $835,777. Management attributes this decrease in revenue to a reduction in the number states electing to adopt new legal cannabis laws in early 2016, a trend that reversed itself as a result of various cannabis initiatives adopted in November 2016. This fact, together with the addition of Medicine Man’s new products and services, provides the Company with reasonable expectation that revenues will both increase and become more predictable in 2017 and in future years.
•	Total costs of services for FY 2016 was $462,182 in comparison to cost of services in FY 2015 of $209,475. The increase in this expense category of $252,707 was primarily attributable to the addition of several new consulting team members and increased sub-contractor costs associated with the Company’s Hawaii based applications in FY 2016.
•	Total operating expense in FY 2016 was $1,321,363, as compared to FY 2015 of $535,879. This increase in expense of $785,484 is attributable to the increase in stock based compensation and advertising which totaled $770,712.
•	Other income/expense in FY 2016 was $312,184 as compared to ($8,071) in FY 2015. This increase in expense of $320,255 is attributable to the increase in derivative liabilities of $294,002.
•	Net income before taxes for FY 2016 was ($1,464,273) as compared to FY 2015 of $98,224. The decrease in net income of $1,366,049 was substantially attributable to increased expenses related to stock based compensation, advertising and derivative liabilities. These expenses totaled $1,064,714.

1

Revenue Guidance Q1 FY 2017

Management has already deposited or billed revenues of approximately $670,000 as it relates to the first quarter of 2017, which exceeds the total income the Company reported for FY 2016.

CEO Commentary

“We are extremely pleased with the Company’s progress over the past year. In 2016, we solidified Medicine Man’s presence as a leader in the fast-growing cannabis marketplace and established a solid foundation for the Company’s products, technology and service offerings. Management is excited about both the revenue we have already seen in the first quarter of 2017, as well as revenue anticipated over the next three quarters,” stated Andy Williams. “We are looking forward to providing additional updates related to our revenues and anticipated growth at our upcoming annual shareholder meeting, to be announced shortly.”

Latest Additions to Medicine Man Technologies Product and Service Offerings

Cultivation Max

As the legal cannabis marketplace evolves and the industry matures, there is an increasing need to control the cost of production and maximize a cultivation facility's yield and performance. To meet this need, Medicine Man has created a new service offering known as “Cultivation Max.” Cultivation Max helps optimize a facility’s yield, consistency, quality and efficiency through a combination of improved growing techniques and plant nutrients. The target market for this service is existing commercial cannabis cultivators in both indoor and greenhouse environments.

To support the Company’s cultivation services, Medicine Man entered into an agreement last year to acquire Pono Publications Ltd and its Three-a-Light™ (www.threealight.com) intellectual property, which has been shown to increase indoor cannabis yields significantly. In conjunction with the acquisition of Pono Publications Ltd, Medicine Man also entered into an agreement to acquire Success Nutrients and retain the founder of both Pono and Success Nutrients, Mr. Josh Haupt, as its Chief Cultivation Officer.

Success Nutrients provides nutrients specifically for cannabis growing to assist in the production of higher yields, stronger plants, healthier flowers and an overall cleaner product. Success Nutrient’s products are currently available in Colorado, California, Oregon, Washington, Arizona, Michigan and Canada, with plans to obtain the required product registrations in other states as the Company expands its market reach.

Together, Medicine Man Technologies, Three-a-Light™ and Success Nutrients have been combined to provide customers with higher yield and higher quality production.

Managed Facility Services

As both the Company and the cannabis industry grow, Medicine Man Technologies has increasingly received requests to provide for full facility management. Therefore, as a natural extension of its end-to-end cannabis licensing, production and dispensary consulting services, Medicine Man is launching a Managed Facility Services practice to provide clients end-to-end facility operations management.

2

About Medicine Man Technologies, Inc.

Established in March 2014, the Company secured its first client/licensee in April 2014. To date, the Company has provided guidance for several clients that have successfully secured licenses to operate cannabis businesses within their state. It currently has twenty eight active clients in 12 states and Puerto Rico, focusing on working with clients to 1) utilize its experience, technology, and training to help secure a license in states with newly emerging regulations, 2) deploy the Company's highly effective variable capacity constant harvest cultivation practices through its deployment of Cultivation MAX, and eliminate the liability of single grower dependence, 3) avoid the costly mistakes generally made in start-up, 4) stay engaged with an ever expanding team of licensees and partners, all focused on quality and safety that will 'share' the ever-improving experience and knowledge of the network, and 5) continuing the expansion of its Brands Warehouse concept.

Safe Harbor Statement

This press release may contain forward looking statements which are based on current expectations, forecasts, and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues and any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods. These risks and uncertainties are further defined in filings and reports by the Company with the U.S. Securities and Exchange Commission (SEC).  Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors detailed from time to time in our filings with the Securities and Exchange Commission. Among other matters, the Medicine Man Technologies may not be able to sustain growth or achieve profitability based upon many factors including, but not limited to, general stock market conditions. Reference is hereby made to cautionary statements set forth in the Company’s most recent SEC filings. We have incurred and will continue to incur significant expenses in our expansion of our existing and new service lines, noting there is no assurance that we will generate enough revenues to offset those costs in both the near and long term.  Additional service offerings may expose us to additional legal and regulatory costs and unknown exposure(s) based upon the various geopolitical locations where we will be providing services, the impact of which cannot be predicted at this time.

Contact Information:

Brett Roper

info@medicinemantechnologies.com

(303) 371-0387

3